                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                 SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*

                      American Superconductor Corporation
                      -----------------------------------
                               (Name of Issuer)

                         Common Stock, $.01 par value
                         ----------------------------
                        (Title of Class of Securities)

                                   030111108
                                   ---------
                                (CUSIP Number)

                             George W. Lloyd, Esq.
                        Testa, Hurwitz & Thibeault, LLP
                               High Street Tower
                                125 High Street
                               Boston, MA  02110
                               -----------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                              September 29, 1999
                              ------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S)240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 030111108                                      PAGE 2 OF 6 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      CHARTH (Compagnie Holding d'Applications et de Realisations Thermiques
              et Hydraliques) S.A.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      France
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          -0-
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             -0-

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      -0-

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

-----------------------                                  ---------------------
  CUSIP NO. 030111108                                      PAGE 3 OF 6 PAGES
-----------------------                                  ---------------------

     This statement on Schedule 13D Amendment No. 1 ("Amendment No. 1") is an amendment to the Schedule 13D (filed on October 16, 1997) that was filed with the Securities and Exchange Commission on behalf of CHARTH (Compagnie Holding D'Applications et De Realisations Thermiques et Hydraliques) S.A., a corporation organized under the laws of France ("CHARTH"). CHARTH is a wholly-owned subsidiary of Electricite de France, S.A., a corporation organized under the laws of France ("EDF").

Item 5.  Interest in Securities of the Issuer

   On September 28, 1999, CHARTH transferred 1,000,000 shares of Issuer's Common Stock to E.D.F. Capital Investissement, S.A., a wholly-owned subsidiary of EDF, for no consideration.

     (a)  Amount Beneficially Owned:
                CHARTH beneficially owns 0 shares of Common Stock of the Issuer.

          Percent of Class:
                Based on shares outstanding as of June 30, 1999, CHARTH owns 0% of the outstanding Common Stock of the Issuer.

     (b)  Number of shares as to which CHARTH has:
          (i)   sole power to vote or direct the vote: 0 shares

          (ii)  shared power to vote or direct the vote: Not applicable.

          (iii) sole power to dispose or to direct the disposition of: 0 shares

          (iv) shared power to dispose or to direct the disposition of: Not applicable.

     (c) Except as set forth in this Amendment No. 1, none of CHARTH, EDF, and, to the best knowledge of CHARTH and EDF, any person named in Schedules I and II, has affected any transaction in the Common Stock during the past 60 days.

     (d)  Not applicable.

     (e) On September 28, 1999, CHARTH ceased to be the beneficial owner of more than five percent of the Issuer's Common Stock.

                                  SCHEDULE 13D

-----------------------                                  ---------------------
  CUSIP NO. 030111108                                      PAGE 4 OF 6 PAGES
-----------------------                                  ---------------------

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and current.

Date:  September 16, 1999           CHARTH (COMPAGNIE HOLDING
                                    D'APPLICATIONS ET DE REALISATIONS
                                    THERMIQUES ET HYDRAULIQUES) S.A.



                                    By: /s/ Alain Bertay
                                       -----------------
                                       Name:  Alain Bertay
                                       Title:  Chief Executive Officer

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 030111108                                      PAGE 5 OF 6 PAGES
-----------------------                                  ---------------------

                                   SCHEDULE I
                                   ----------

                        Executive Officers and Directors
                                     of
   CHARTH (Compagnie Holding d'Applications et de Realisations Thermiques et
                                Hydraliques) S.A

                                                                           Name and Address of Corporation or
Name                                 Principal Occupation or Employment    Other Organization in Which Employed
------------------------------       ----------------------------------    ------------------------------------
Paul Godin                           Chairman                              Electricite de France
Alain Bertay                         Chief Executive Officer               Electricite de France
Pierre Bart                          Director                              Electricite de France
Jean-Pierre Bourdier                 Director                              Electricite de France
Loic Caperan                         Director                              Electricite de France
Pierre Carlier                       Director                              Electricite de France
Bernard Dupraz                       Director                              Electricite de France
Bernard Esteve                       Director                              Electricite de France
Jacques Chauvin                      Administrator                         Electricite de France

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 030111108                                      PAGE 6 OF 6 PAGES
-----------------------                                  ---------------------
                                  SCHEDULE II
                                  -----------

                            Conseil D'Administration
                                       of
                          Electricite de France, S.A.

                                                                           Name and Address of Corporation or
Name                                 Principal Occupation or Employment    Other Organization in Which Employed
--------------------------------     -----------------------------------   ------------------------------------
Francois Roussely                    President                             Electricite de France
Francois Ailleret                    Administrator                         Electricite de France
Andre Aurengo                        Administrator                         Lat Pitie Salpetriere
Christophe Blanchard Dignac          Administrator                         Ministere de l'Economie, des
                                                                           Finances et de l'Industrie
Jean-Pierre Cremona                  Administrator                         Electricite de France
Jean-Michel Charpin                  Administrator                         Commissariat au Plan
Yannick d'Escatha                    Administrator                         Commissariat a l'Energie Atomique
Daniel Foundoulis                    Administrator                         Conseil National de la Consommation
Jean Gaubert                         Administrator                         Depute
Nicolas Jachiet                      Administrator                         Ministere de l'Economie, des
                                                                           Finances et de l'Industrie
Jean-Marc Mauchaufee                 Administrator                         Electricite de France
Alain Martin                         Administrator                         Electricite de France
Yvon Montane                         Administrator                         Depute
Louis Schweitzer                     Administrator                         Renault
Robert Pantaloni                     Administrator                         Electricite de France
Marie-Catherine Polo                 Administrator                         Electricite de France
Christine Saincy                     Administrator                         Electricite de France
Jean-Francois Stoll                  Administrator                         Ministere de l'Economie, des
                                                                           Finances et de l'Industrie